November 5, 2010

Via EDGAR, Facsimile (202-551-3330) and U.S. Mail

Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C.  20549

Re:      AK Steel Holding Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 23, 2010
File No. 001-13696

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in a letter from you to Mr. Albert E. Ferrara, Jr. dated October 25, 2010 related to the Form 10-K for the fiscal year ended December 31, 2009 filed by AK Steel Holding Corporation (“AK Steel” or the “Company”).  The Company’s response to the Commission’s letter is provided below.

We acknowledge that AK Steel is responsible for the adequacy and accuracy of the disclosure in our filing and that staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing.  Furthermore, we acknowledge that AK Steel may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (513) 425-2690, or Joseph C. Alter, Corporate Counsel, at (513) 425-2659, if you have any questions or require any further information with respect to these matters.
Very truly yours,

David C. Horn

cc:        Albert E. Ferrara, Jr.
Richard S. Williams
Joseph C. Alter

Commission Comment:

Item 14. Exhibits and Financial Statement Schedules, page 92

1.
It appears that you have omitted the schedules and exhibits referenced in your Loan and Security Agreement incorporated by reference as exhibit 10.19.  Please file with your next Exchange Act report a complete copy of this credit agreement, which should include all schedules and exhibits referenced therein.  See Item 601(b)(10) of Regulation S-K.

AK Steel Response:

AK Steel originally filed the Loan and Security Agreement dated February 20, 2007 (the “Credit Facility”) with the Securities and Exchange Commission as Exhibit 99.1 to a Form 8−K filed on February 23, 2007.  At the time the Company filed the Form 8−K, it did not include the schedules and exhibits to the Credit Facility because (a) it believed they were not required to be filed pursuant to Item 601(b)(10) of Regulation S−K, and (b) it believed that it was an acceptable and customary practice to exclude such schedules and exhibits because they do not contain any contractual provisions and do not provide any information which might reasonably be considered material to an investor.  Rather, such documents present information about the Company that the counterparties to the Credit Facility, who are various lending institutions, used in making their decisions about whether to extend credit and to determine the locations and types of collateral in connection with the loan.  The schedules and exhibits thus did not contain any information that could reasonably have been considered material, individually or in the aggregate, to an investor’s understanding of the terms of the Credit Facility.

Notwithstanding the Company’s original belief that the schedules and exhibits to the Credit Facility were not required to be filed, AK Steel has respectfully complied with the request in the Commission’s comment letter to file a complete copy of the Credit Facility, including all schedules and exhibits referenced therein.  On November 1, 2010, AK Steel filed its Form 10-Q for the period ended September 30, 2010.  A copy of the full Credit Facility, with all schedules and exhibits included, was filed as Exhibit 10.1 to the Form 10-Q.  AK Steel notes, however, that Schedule 8.5 to the Credit Facility included certain confidential bank account information.  As a result, concurrently with the Company’s November 1, 2010 filing of its Form 10-Q, the Company submitted to the Commission a confidential treatment request pursuant to Securities Exchange Act Rule 24b-2 with respect to such bank account information and redacted such confidential information from its 10-Q filing.  All of the redacted bank account information was contained on a single page of Schedule 8.5 to the Credit Facility.